Rialto Markets LLC f/k/a Rialto Trading Network LLC

(a wholly-owned subsidiary of Rialto Trading Holdings LLC)
Statement of Financial Condition
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
June 30, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69756

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ____07/01/19____ AND ENDING ____06/30/20____
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Rialto Markets LLC f/k/a Rialto Trading Network LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 3300
(No. and Street)

New York   NY   10006
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay   (212) 897-1692
                                                      (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name - if individual, state last, first, middle name)

11 Broadway, Suite 700   New York   NY   10004
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

Rialto Markets LLC f/k/a Rialto Trading Network LLC
(a wholly-owned subsidiary of Rialto Trading Holdings LLC)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
     under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
     Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
     Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
     Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
     Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
     Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
     the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



AFFIRMATION

I, Shari Noonan, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Rialto Markets LLC f/k/a Rialto Trading Network LLC at June 30, 2020, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO
Title

Notary Public State of Florida
Christopher Morin
My Commission GG 927955
Expires 10/30/2023

Subscribed and sworn to before me

State of FLORIDA
County of ST. JOHNS
The foregoing was acknowledged before me this 14th day of Sept, 2020
by Shari Noonan (name of person acknowledging)

Notary Public



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Rialto Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rialto Markets LLC (the "Company") as of June 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Rialto Markets LLC's auditor since 2017.

New York, NY

September 14, 2020

Rialto Markets LLC f/k/a Rialto Trading Network LLC
(a wholly-owned subsidiary of Rialto Trading Holdings LLC)

Statement of Financial Condition
June 30, 2020

Assets		
Cash	$	47,893
Due from affiliate		2,992
Prepaid expenses and other assets		21,738
Total assets	$	72,623
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	39,679
Member's equity		32,944
Total liabilities and member's equity	$	72,623

The accompanying notes are an integral part of this financial statement.

1.   Nature of operations

Rialto Markets LLC f/k/a Rialto Trading Network LLC (the "Company") is limited liability company formed under the laws of the state of Delaware on August 5, 2016. The Company is a wholly-owned subsidiary of Rialto Trading Holdings LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is permitted to operate as an alternative trading system ("ATS") creating an electronic matching system for non publicly traded digital securities, corporate debt securities, US government securities and municipal securities. The Company's customers are primarily other broker-dealers. The Company executed and cleared all debt securities transactions on a fully disclosed basis through a clearing broker dealer until the clearing arrangement was mutually terminated on June 12, 2020.

2.   Summary of significant accounting policies

Basis of presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue recognition
The Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant judgments
Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

2. **Summary of significant accounting policies (continued)**

Commission income and execution and clearing costs
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission income and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, and counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Cash
All cash deposits are held by two financial institution and therefore are subject to the credit risk at that financial institution and may at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income taxes
The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, and state income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At June 30, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. **Transactions with related parties**

The Company is dependent on its access to funding from the Parent. The Parent intends to continue to fund the operational and regulatory needs of the Company for the foreseeable future.

The Company maintains an administrative services agreement (the "Expense Sharing Agreement") with its Parent and an affiliate owned by the Parent (the "Affiliates") whereby the Affiliates provide accounting, administrative, office space, human resources and other services. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the Affiliates for any or all costs that the Affiliates have paid on behalf of the Company.

The Company licenses the software for its ATS from an affiliate, also owned by the Parent. The agreement was terminated on February 29, 2020 concurrent with the closing of the debt ATS.

During the period ending June 30, 2020, the affiliate paid expenses on behalf of the Company and was netted against amounts due from the affiliate. At June 30, 2020, the affiliate owed the Company $2,992.

3.   **Transactions with related parties (continued)**

During the period ending June 30, 2020 the Company received and repaid a loan from the Parent in the amount of $425,000.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4.   **Clearing broker**

Pursuant to an agreement, with a clearing broker, the Company was required to maintain a clearing deposit and pay the clearing broker a minimum monthly clearing costs. The agreement was terminated on June 12, 2020. The fee to terminate the clearing agreement was equal to the remaining clearing deposit.

In the normal course of its business, the Company indemnified its clearing broker against specified potential losses in connection with their acting as an agent of or providing services to the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

5.   **Regulatory requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2020, the Company had net capital of $8,214 which exceeded the required net capital by $3,214. The ratio of aggregate indebtedness to net capital, at June 30, 2020 was 4.83 to 1.

The Company does not hold customers' cash or securities and, has no requirements under SEC Rule 15c3-3 and therefore does not claim an exemption under paragraph (k).

6.   **Going concern**

Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and has determined that unless the Company generates enough revenue or continues to be funded by its Parent, there is substantial doubt about the Company's ability to continue as a going concern. Capital is not a significant income producing factor but should the Company have a need for capital it will be able to rely upon its Parent to infuse capital to cover overheard should that become necessary.

7. **Litigation**

On May 18, 2020 a member of the Parent ("Claimant") commenced an arbitration, in the American Arbitration Association against the Parent, two affiliates, certain other members of the Parent and the Company, asserting claims in connection with the parties membership interest purchase agreement and accompanying loan and guarantee agreements. On or about September 2, 2020 the Claimant amended its arbitration demand which, among other things, dropped the Company from the arbitration

8. **COVID-19**

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

9. **Subsequent events**

Management of the Company has evaluated events or transactions that may have occurred since June 30, 2020. The Parent infused $20,000 of capital on July 16, 2020.